EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2015, our 2014 annual consolidated financial statements and our 2014 annual management’s discussion and analysis. This management’s discussion and analysis is dated as of October 22, 2015. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2015 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis.

We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business	2

•	Results of Operations – a comparison of our current and prior-year period results	5

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	15

•	Outlook – our current financial outlook for 2015	21

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	23

•	Subsequent Events – a discussion of material events occurring after September 30, 2015 and through the date of this management’s discussion and analysis	23

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	23

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	23

•	Additional Information – other required disclosures	23

•	Appendix – supplemental information and discussion	25

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position as well as for internal planning purposes.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “n/a” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries. When we refer to “net sales,” we are referring to new sales less cancellations.

OVERVIEW

Our company

We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to enable our customers to operate in a dynamic business environment. The exponential growth in the volume of data, the impact of technology, and an increasingly complex legal and regulatory environment create challenges for our customers as well as opportunities for our businesses. The breadth and depth of our offerings, our global footprint, and the trust and credibility built by the world’s most trusted news organization uniquely position our company at the confluence of content and technology. We bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets.

We are organized in four strategic business units supported by a corporate center:

Financial & Risk, a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal, a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting, a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science, a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable the lifecycle of innovation for governments, academia, publishers, corporations and law firms to discover, protect and commercialize new ideas and brands.

We also have a Global Growth & Operations (GGO) organization which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. Our GGO organization is focused on supporting our businesses in the following geographic areas: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We do not report GGO as a separate business unit, but rather include its results within our strategic business units.

We operate Reuters, which is a provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe. Our Reuters News business is managed and reported within our corporate center.

Key Highlights

Third quarter performance:

Non-IFRS Financial Measures(1) (millions of U.S. dollars, except per share amounts and margins)	2015	2014	CHANGE	CHANGE IN CONSTANT CURRENCY
Revenues from ongoing businesses	2,979	3,107	(4%)	1%
Adjusted EBITDA	838	822	2%	7%
Adjusted EBITDA margin	28.1%	26.5%	160bp	160bp
Underlying operating profit	565	530	7%	13%
Underlying operating profit margin	19.0%	17.1%	190bp	200bp
Adjusted earnings per share (adjusted EPS)	$0.52	$0.45	16%	24%

Our third quarter results were consistent with our expectations, and we reaffirmed our full-year business outlook in connection with announcing those results. Given the significant impact that fluctuations in foreign currency exchange rates continue to have on our results, we are providing additional information in this management’s discussion and analysis about our performance at constant currency rates.

Revenues from ongoing businesses increased in constant currency as combined growth of 3% from our Legal, Tax & Accounting and Intellectual Property & Science businesses was partially offset by the performance of our Financial & Risk business, which was essentially unchanged. The increase in revenues from ongoing businesses in constant currency was entirely from existing businesses.

THIRD QUARTER 2015 REVENUES FROM ONGOING BUSINESSES

•      Financial & Risk’s net sales were positive for the sixth consecutive quarter. However, revenues were essentially unchanged as benefits from positive net sales and an annual price increase were offset by price adjustments related to the migration of legacy foreign exchange and buy-side customers onto new products on the Financial & Risk unified platform, and a decline in Recoveries revenues.

•     Legal’s revenues increased 1%, all from existing businesses. Revenues from the Legal Solutions businesses grew 4% and revenues from the U.S. online legal information business grew 2%, which was the third consecutive quarter of revenue growth for this business. Revenue growth from Legal Solutions and U.S. online legal information businesses more than offset an expected decline in U.S. print.

•     Tax & Accounting revenues grew 8%, all from existing businesses, despite a decline in the Government business.

•      Intellectual Property & Science revenues increased 2%, all from existing businesses, as recurring revenue growth of 4% was partly offset by lower transaction revenues.

Adjusted EBITDA, underlying operating profit and the related margins all increased as higher overall revenues(2) and a decrease in operating expenses(2), primarily within our Financial & Risk segment, more than offset the unfavorable impact of foreign currency on our results. Adjusted EPS increased by $0.07 primarily due to higher underlying operating profit and a lower number of outstanding common shares, despite a $0.04 negative impact from foreign currency.

In 2015, we have been executing on our plan to help our customers better navigate the information age. In addition, we have continued to improve execution across our company by:

•	investing in sales and marketing expertise, as well as customer service capabilities, including initiating efforts to standardize our “go-to-market” approach across the company;
•	implementing several key product and platform migrations in our Financial & Risk business (including completing the migration of a legacy real-time distribution platform which represents one of our largest technology savings initiatives), which we believe will improve service levels to our customers and drive cost savings; and
•	delivering strong and consistent cash flow to reinvest in our growth businesses while returning over $4.6 billion to our shareholders since October 2013 through dividends and share repurchases.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

(2)	On a constant currency basis.

2015 Outlook:

We recently reaffirmed our 2015 full-year business outlook that we originally communicated in February. For 2015, we continue to expect positive revenue from existing businesses (organic), adjusted EBITDA margin between 27.5% and 28.5%, underlying operating profit margin between 18.5% and 19.5%, and free cash flow between $1.55 billion and $1.75 billion.

Our 2015 outlook assumes constant currency rates relative to 2014 and is based on the expected performance of our existing businesses and does not factor in the impact of any acquisitions or divestitures that may occur during the year. In light of increased volatility recently experienced in the foreign exchange markets, we continue to believe that currency is having a higher than usual impact on our results in 2015. Additional information is provided in the “Outlook” section of this management’s discussion and analysis. The information in this section is forward-looking and should also be read in conjunction with the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by the timing of certain product migrations we are in the process of executing, as well as by volatile foreign currency exchange rates, as we have recently experienced. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Use of non-IFRS financial measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;
•	Revenue changes at constant currency (before currency or revenues excluding the effects of foreign currency);
•	Underlying operating profit and the related margin;
•	Adjusted EBITDA and the related margin;
•	Adjusted EBITDA less capital expenditures and the related margin;
•	Adjusted earnings and adjusted earnings per share;
•	Net debt;
•	Free cash flow; and
•	Free cash flow from ongoing businesses.

Given the increased volatility recently experienced in the foreign exchange markets, foreign currency has had a significant impact on our results for the three and nine months ended September 30, 2015. We believe analysis of our results excluding the effects of foreign currency improves comparability, and provides greater visibility to underlying business performance and trends. Accordingly, we have supplemented our analysis in this management’s discussion and analysis with the following non-IFRS measures:

•	Changes in underlying operating profit and the related margin at constant currency (before currency or changes in underlying operating profit and the related margin excluding the effects of foreign currency);
•	Changes in adjusted EBITDA and the related margin at constant currency (before currency or changes in adjusted EBITDA and the related margin excluding the effects of foreign currency); and
•	Changes in adjusted earnings per share at constant currency (before currency or changes in adjusted earnings per share excluding the effects of foreign currency).

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

Basis of presentation

In this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our consolidated income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described within the “Use of Non-IFRS Financial Measures” section of this management’s discussion and analysis. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our consolidated interim financial statements for the three and nine months ended September 30, 2015: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and

•	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

See note 3 of our consolidated interim financial statements for the three and nine months ended September 30, 2015 which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we identify the impact of foreign currency changes. Additionally, we separately measure revenue growth from existing businesses and from acquired businesses on a constant currency basis.

Consolidated results

	THREE MONTHS ENDED SEPTEMBER 30,				NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except per share amounts and margins)	2015	2014	Total	Constant currency	2015	2014	Total	Constant currency
IFRS Financial Measures
Revenues	2,979	3,107	(4%)		9,061	9,396	(4%)
Operating profit	419	466	(10%)		1,231	1,206	2%
Diluted earnings per share	$0.36	$0.28	29%		$1.07	$0.93	15%
Non-IFRS Financial Measures
Revenues from ongoing businesses	2,979	3,107	(4%)	1%	9,061	9,394	(4%)	1%
Adjusted EBITDA	838	822	2%	7%	2,497	2,519	(1%)	5%
Adjusted EBITDA margin	28.1%	26.5%	160bp	160bp	27.6%	26.8%	80bp	80bp
Adjusted EBITDA less capital expenditures	621	591	5%		1,754	1,815	(3%)
Adjusted EBITDA less capital expenditures margin	20.8%	19.0%	180bp		19.4%	19.3%	10bp
Underlying operating profit	565	530	7%	13%	1,656	1,639	1%	8%
Underlying operating profit margin	19.0%	17.1%	190bp	200bp	18.3%	17.4%	90bp	120bp
Adjusted earnings per share	$0.52	$0.45	16%	24%	$1.48	$1.41	5%	16%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened significantly against the Euro, the British pound sterling, the Japanese yen and the Canadian dollar in the third quarter and nine-month period ended September 30, 2015, compared to the same periods in 2014. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues and on our consolidated underlying operating profit margin, but had no impact on our consolidated adjusted EBITDA margin. The revenues of each of our segments were negatively impacted by foreign currency movements. However, certain of our segments experienced benefits to their related margins, reflecting their specific currency profiles.

Revenues

	THREE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	2,979	3,107	1%	-	1%	(5%)	(4%)
Other Businesses	-	-	n/m	n/m	n/m	n/m	n/m
Revenues	2,979	3,107	n/m	n/m	n/m	n/m	(4%)

	NINE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	9,061	9,394	1%	-	1%	(5%)	(4%)
Other Businesses	-	2	n/m	n/m	n/m	n/m	n/m
Revenues	9,061	9,396	n/m	n/m	n/m	n/m	(4%)

Revenues from ongoing businesses increased on a constant currency basis in the third quarter and nine-month period. In each period, combined growth of 3% from our Legal, Tax & Accounting and Intellectual Property & Science segments was partially offset by the performance of our Financial & Risk segment, which was essentially unchanged.

Revenues from our GGO organization comprised approximately 10% of our revenues in both the third quarter and nine-month period. On a constant currency basis, GGO revenues grew 5% and 6% in the third quarter and nine-month period, respectively (5% from existing businesses in both periods).

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	THREE MONTHS ENDED SEPTEMBER 30,				NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except margins)	2015	2014	Total	Constant currency	2015	2014	Total	Constant currency
Operating profit	419	466	(10%)		1,231	1,206	2%
Adjustments to remove:
Amortization of other identifiable intangible assets	144	160			440	488
Fair value adjustments	(8)	(88)			(2)	(53)
Other operating losses (gains), net	10	(9)			(13)	(4)
Operating loss from Other Businesses	-	1			-	2
Underlying operating profit	565	530	7%	13%	1,656	1,639	1%	8%
Remove: depreciation and amortization of computer software (excluding Other Businesses)	273	292			841	880
Adjusted EBITDA(1)	838	822	2%	7%	2,497	2,519	(1%)	5%
Deduct: capital expenditures, less proceeds from disposals (excluding Other Businesses)	217	231			743	704
Adjusted EBITDA less capital expenditures(1)	621	591	5%		1,754	1,815	(3%)
Underlying operating profit margin	19.0%	17.1%	190bp	200bp	18.3%	17.4%	90bp	120bp
Adjusted EBITDA margin	28.1%	26.5%	160bp	160bp	27.6%	26.8%	80bp	80bp
Adjusted EBITDA less capital expenditures margin	20.8%	19.0%	180bp		19.4%	19.3%	10bp

(1)	See Appendix B for a reconciliation of net earnings to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased in the third quarter. Higher revenues(2), slightly lower operating expenses(2) and lower amortization associated with other identifiable intangible assets were more than offset by lower favorable fair value adjustments and the impact of unfavorable foreign currency movements. Operating profit increased in the nine-month period. The increase reflected higher revenues(2), a second quarter 2015 gain on the sale of the Fiduciary Services and Competitive Intelligence unit of our Lipper business (Lipper Services), which was formerly managed within Financial & Risk, and lower amortization of other identifiable intangible assets. These increases were partly offset by the impact of unfavorable foreign currency movements and lower favorable fair value adjustments.

(2)	On a constant currency basis.

While adjusted EBITDA increased during the third quarter, the increase was significantly mitigated by the impact of unfavorable foreign currency. Adjusted EBITDA declined in the nine-month period entirely due to the impact of unfavorable foreign currency. On a constant currency basis, adjusted EBITDA and the related margins increased in both periods primarily due to higher revenues. Additionally, operating expenses declined slightly in the third quarter, but were essentially unchanged in the nine-month period. In both periods, the increases in underlying operating profit and the related margins also benefited from lower depreciation and amortization expense.

Adjusted EBITDA less capital expenditures increased in the third quarter due to higher adjusted EBITDA and lower capital expenditures. The decline in the nine-month period reflected lower adjusted EBITDA and higher capital expenditures.

Operating expenses

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	CHANGE	2015	2014	CHANGE
Operating expenses	2,133	2,198	(3%)	6,562	6,826	(4%)
Adjustments to remove:
Fair value adjustments(1)	8	88		2	53
Other Businesses	-	(1)		-	(4)
Operating expenses, excluding fair value adjustments and Other Businesses	2,141	2,285	(6%)	6,564	6,875	(5%)

(1)	Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

In both periods, operating expenses, excluding fair value adjustments and Other Businesses, decreased primarily due to the impact of foreign currency. On a constant currency basis, operating expenses, excluding fair value adjustments and Other Businesses, decreased slightly in the third quarter and were essentially unchanged in the nine-month period. Both periods reflected lower expenses from earlier efficiency initiatives, primarily in our Financial & Risk segment, partly offset by higher investments in certain growth businesses. Additionally, the nine-month period included higher compensation expense due to the timing of our annual salary increases for employees that came into effect in the second quarter of this year compared to the third quarter of last year. Expenses in the third quarter and nine-month period of 2014 included $18 million and $58 million, respectively, of efficiency-related charges, which were primarily severance.

Depreciation and amortization

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	CHANGE	2015	2014	CHANGE
Depreciation	87	97	(10%)	269	294	(9%)
Amortization of computer software	186	195	(5%)	572	586	(2%)
Subtotal	273	292	(7%)	841	880	(4%)
Amortization of other identifiable intangible assets	144	160	(10%)	440	488	(10%)

•	Depreciation and amortization of computer software on a combined basis decreased in both periods as the impact of foreign currency and the completion of depreciation and amortization of assets acquired in previous years more than offset higher expenses associated primarily with product development initiatives across our business.
•	Amortization of other identifiable intangible assets decreased in both periods due to the impact of foreign currency and the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating (losses) gains, net

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Other operating (losses) gains, net	(10)	9	13	4

In the nine months ended September 30, 2015, other operating gains, net, included a gain from the sale of our Lipper Services business.

Net interest expense

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	CHANGE	2015	2014	CHANGE
Net interest expense	102	110	(7%)	314	329	(5%)

The decrease in net interest expense in both periods was primarily due to lower interest on our debt obligations reflecting the refinancing of certain debt obligations during 2014 and the repayment of notes which matured in July 2015. These decreases were partly offset by higher pension-related interest costs driven by a higher valuation of our net pension obligations. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our debt was relatively unchanged.

Other finance (costs) income

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Other finance (costs) income	(14)	(82)	23	(25)

Other finance (costs) income primarily included losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to certain foreign exchange contracts.

Tax expense

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Tax expense	11	26	53	53

The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

TAX EXPENSE (BENEFIT)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Tax items impacting comparability:
Corporate tax rates(1)	2	(1)	7	(3)
Other tax adjustments(2)	1	(9)	(6)	(7)
Subtotal	3	(10)	1	(10)
Tax related to:
Fair value adjustments	(2)	17	3	10
Other items	(3)	(3)	(5)	-
Subtotal	(5)	14	(2)	10
Total	(2)	4	(1)	-

(1)	Relates to the net changes of deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Tax expense (benefit)	11	26	53	53
Remove: Items from above impacting comparability	2	(4)	1	-
Other adjustments:
Interim period effective tax rate normalization(1)	9	(5)	6	-
Tax charge amortization(2)	22	22	65	65
Total tax expense on adjusted earnings	44	39	125	118

(1)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(2)	In 2013, we recorded $604 million of deferred tax charges associated with the consolidation of the ownership and management of our technology and content assets. Within our tax expense on adjusted earnings, we amortize these deferred charges on a straight-line basis over seven years. We believe this treatment more appropriately reflects our tax position because these charges are expected to be paid over seven years from the date of the original transaction, in varying annual amounts, in conjunction with the repayments of interest-bearing notes that were issued as consideration in the original transactions.

Net earnings and earnings per share

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars, except per share amounts)	2015	2014	CHANGE	2015	2014	CHANGE
Net earnings	293	250	17%	894	802	11%
Diluted earnings per share	$0.36	$0.28	29%	$1.07	$0.93	15%

Net earnings and diluted earnings per share increased in the third quarter as lower net financing costs and lower income tax expense were partly offset by lower operating profit. Net earnings and diluted earnings per share also increased in the nine-month period, reflecting both higher operating profit and lower net financing costs. In each period, diluted earnings per share benefited from lower outstanding common shares due to share repurchases.

Adjusted earnings and adjusted earnings per share

	THREE MONTHS ENDED SEPTEMBER 30,				NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE				CHANGE
(millions of U.S. dollars, except share and per share amounts and share data)	2015	2014	Total	Constant currency	2015	2014	Total	Constant currency
Earnings attributable to common shareholders	280	231	21%		847	762	11%
Adjustments to remove:
Operating loss from Other Businesses	-	1			-	2
Fair value adjustments	(8)	(88)			(2)	(53)
Other operating losses (gains), net	10	(9)			(13)	(4)
Other finance costs (income)	14	82			(23)	25
Share of post-tax earnings in equity method investments	(1)	(2)			(7)	(3)
Tax on above items(1)	(5)	14			(2)	10
Tax items impacting comparability(1)	3	(10)			1	(10)
Amortization of other identifiable intangible assets	144	160			440	488
Interim period effective tax rate normalization(1)	(9)	5			(6)	-
Tax charge amortization(1)	(22)	(22)			(65)	(65)
Dividends declared on preference shares	(1)	(1)			(2)	(2)
Adjusted earnings	405	361	12%		1,168	1,150	2%
Adjusted earnings per share (adjusted EPS)	$0.52	$0.45	16%	24%	$1.48	$1.41	5%	16%
Diluted weighted-average common shares (millions)	781.2	807.6			788.8	814.0

(1)	See the “Tax expense” section above for additional information.

In both periods, adjusted earnings and the related per share amounts increased primarily due to higher underlying operating profit. Both adjusted earnings and adjusted earnings per share included a negative impact from foreign currency, which amounted to $0.04 and $0.15 on a per share basis in the third quarter and nine-month period, respectively. Additionally, adjusted earnings per share benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources—Share Repurchases” section of this management’s discussion and analysis for additional information).

Segment results

A discussion of the operating results of our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science reportable segments follows:

•	Results from the Reuters News business are included in “Corporate & Other”. These results as well as Other Businesses are both excluded from our reportable segments as neither of them qualify as a component of our four reportable segments, nor as a separate reportable segment.
•	We use segment operating profit to measure the operating performance of our reportable segments.

—	The costs of centralized support services such as technology, editorial, real estate, accounting, procurement, legal and human resources are allocated to each segment based on usage or other applicable measures.
—	We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
—	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
—	Our definition of segment operating profit may not be comparable to that of other companies.

•	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. See Appendix B of this management’s discussion and analysis for additional information.

Financial & Risk

	THREE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,517	1,628	-	-	-	(7%)	(7%)
EBITDA	420	408					3%
EBITDA margin	27.7%	25.1%					260bp
Segment operating profit	271	252					8%
Segment operating profit margin	17.9%	15.5%					240bp

	NINE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	4,621	4,941	-	-	-	(6%)	(6%)
EBITDA	1,251	1,233					1%
EBITDA margin	27.1%	25.0%					210bp
Segment operating profit	786	758					4%
Segment operating profit margin	17.0%	15.3%					170bp

Revenues on a constant currency basis were essentially unchanged in both periods. Net sales were positive in the third quarter, the sixth consecutive quarter of positive net sales. However, increases from positive net sales and an annual price increase were offset by price adjustments related to the migration of foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform, as well as an expected decline in Recoveries revenues. The decline in Recoveries revenues reflects more third party information providers moving to direct billing arrangements with their customers. Excluding the impact of the decline in Recoveries revenue and the price adjustments from the legacy product migration, Financial & Risk’s revenues grew over 2% in the third quarter.

By geographic area, third quarter revenues in the Americas and Asia Pacific increased 2%, while revenues in Europe, Middle East and Africa (EMEA) declined 2%. For the nine-month period, revenues increased in the Americas and Asia Pacific, but decreased in EMEA. In both periods, net sales were positive in the Americas and Asia Pacific. In EMEA, net sales were negative in the third quarter, but positive in the nine-month period.

Financial & Risk’s revenue performance during 2015 was positively impacted by two favorable trends.

•	First, Financial & Risk’s business mix has been evolving as higher growth businesses, such as feeds and non-desktop products (such as Elektron Managed Services and Governance, Risk & Compliance solutions) are becoming a greater proportion of the segment’s revenue base. In the third quarter, feeds and non-desktop product revenues collectively represented 37% of Financial & Risk’s revenues (Q3 2014 - 36%) and grew 8% and 1%, respectively.
•	Second, we believe Financial & Risk now offers better desktop products and as a result, it has improved desktop retention rates. Desktop revenues, which represented 41% of the segment’s revenue base in the third quarter (Q3 2014 - 42%) declined 2%, which reflected the impact of the migration activity and resulting price adjustments. However, excluding the negative impact of the price adjustments, desktop revenues grew slightly.

The major product and platform migrations that Financial & Risk has planned in 2015 are on schedule. Financial & Risk has completed the commercial pricing adjustments for over half of the revenue base associated with the migration of its buy-side and foreign exchange customers onto its unified platform. Further, in October 2015 the last customer was migrated from the legacy real-time distribution platform and onto the unified platform, providing improved network reliability and capacity. This migration represents one of Financial & Risk’s largest technology cost savings initiatives in its technology platform consolidation plan. Financial & Risk expects to realize a portion of the lower costs this year with larger amounts realized in future years, as it discontinues ancillary services associated with the platform.

Results by type were:

•     Subscription revenues increased 1% in the third quarter reflecting the impact of positive net sales and a benefit from an annual price increase. These factors were partly offset by price adjustments associated with the migration of customers to Financial & Risk’s unified platform. Revenues for the nine-month period were essentially unchanged;

•     Transactions revenues were essentially unchanged in the third quarter as contributions from the FXall and BETA businesses were offset by lower FX matching transaction revenues. Revenues in the nine-month period increased 2%; and

•      Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) decreased 7% in the third quarter and 3% in the nine-month period. We expect the Recoveries revenue decline to increase in the fourth quarter and in 2016.

THIRD QUARTER 2015 REVENUES BY TYPE

EBITDA, segment operating profit and the related margins increased in both periods primarily due to savings from efficiency initiatives, which offset expenses associated with dual running costs as well as the unfavorable impact of foreign currency. Additionally, the nine-month period included slightly higher compensation expense due to the timing of the company’s annual salary increase which occurred in the second quarter of this year, compared to the third quarter of last year. The prior-year periods also included the impact of charges, primarily severance, associated with the efficiency initiatives. Excluding the impacts of currency and prior-year severance charges, EBITDA and segment operating profit increased 7% and 13%, respectively, in the third quarter and 7% and 11%, respectively, in the nine-month period.

We previously stated that we have targeted an EBITDA margin nearing 30%(1) by the end of 2015 for our Financial & Risk business. As an indication of how we are progressing toward this target, the segment’s EBITDA margin in the third quarter was 28.8%, excluding the impact of foreign currency. We expect that the upgrades from Financial & Risk’s legacy real-time distribution platform to new networks will contribute additional cost savings in the fourth quarter. Financial & Risk remains on track to exit the year with an EBITDA margin nearing 30%(1) in the fourth quarter.

(1)	On a constant currency basis.

Legal

	THREE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	837	854	1%	-	1%	(3%)	(2%)
EBITDA	325	324					-
EBITDA margin	38.8%	37.9%					90bp
Segment operating profit	265	254					4%
Segment operating profit margin	31.7%	29.7%					200bp

	NINE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	2,487	2,507	2%	-	2%	(3%)	(1%)
EBITDA	918	939					(2%)
EBITDA margin	36.9%	37.5%					(60)bp
Segment operating profit	729	730					-
Segment operating profit margin	29.3%	29.1%					20bp

Revenues on a constant currency basis increased during the third quarter, all from existing businesses. Subscription revenues (73% of Legal’s business) increased 3%. Transaction revenues (13% of Legal’s business) increased 1% as a timing-related decline in some international businesses was offset by growth in other businesses, including Pangea3 legal managed services. Legal’s U.S. print revenues (14% of Legal’s business) decreased 8%. Excluding U.S. print, Legal’s revenues increased 3%.

In the nine-month period, revenues increased on a constant currency basis (substantially all from existing businesses). Subscription revenues increased 3%, transaction revenues increased 9% (8% from existing businesses) and U.S. print declined 7%. Excluding U.S. print, Legal’s revenues increased 3%. We expect Legal’s full-year 2015 revenue growth rate to be comparable to its revenue growth rate for the first nine months of the year.

Results by line of business were:

•      Solutions business revenues include non-U.S. legal information and global software and services businesses. Solutions business revenues increased 4% and 6% in the third quarter and nine-month period, respectively, with substantially all revenue growth coming from existing businesses. Revenue growth in the third quarter was driven by growth in Elite, Serengeti and the Investigations and Public Records business, tempered by a modest 1% increase in transaction revenues. The revenue increase in the nine-month period reflected growth in transaction revenues, which grew 9% overall;

•      U.S. online legal information revenues increased 2% and 1% in the third quarter and nine-month period, respectively, all from existing businesses, due to growth in U.S. Practical Law and higher retention rates at Westlaw. This was the third consecutive quarter of revenue growth for this business; and

•      U.S. print revenues decreased 8% and 7%, all from existing businesses in the third quarter and nine-month period, respectively.

THIRD QUARTER 2015 REVENUES BY LINE OF BUSINESS

In the third quarter, EBITDA was essentially unchanged. However, segment operating profit increased due to lower depreciation and amortization expense. The increases in the EBITDA and segment operating profit margins included a benefit from foreign exchange of 60bp and 70bp, respectively, compared to the prior-year period. In the nine-month period, the decrease in EBITDA and the related margin reflected higher compensation expense due to the timing of the company’s annual salary increase, which occurred in the second quarter of this year compared to the third quarter of last year. Segment operating profit was essentially unchanged and the related margin increased as lower depreciation and amortization expense offset the decline in EBITDA. Foreign exchange benefited EBITDA and segment operating profit margin each by 50bp, compared to the prior-year period.

We continue to expect that Legal’s full-year EBITDA margin will be comparable to slightly down from 2014.

Tax & Accounting

	THREE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	307	301	8%	-	8%	(6%)	2%
EBITDA	79	72					10%
EBITDA margin	25.7%	23.9%					180bp
Segment operating profit	50	43					16%
Segment operating profit margin	16.3%	14.3%					200bp

	NINE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,007	973	7%	1%	8%	(5%)	3%
EBITDA	295	285					4%
EBITDA margin	29.3%	29.3%					-
Segment operating profit	211	192					10%
Segment operating profit margin	21.0%	19.7%					130bp

Revenues on a constant currency basis increased during the third quarter, all from existing businesses. Recurring revenues (85% of Tax & Accounting’s business) increased 9% and transaction revenues increased 2%. In the nine-month period, revenues on a constant currency basis increased due to contributions from both existing and acquired businesses. Recurring revenues increased 9% (8% from existing businesses) and transaction revenues increased 2%, all from existing businesses.

The Tax & Accounting segment has evolved over the last several years as a higher proportion of its revenues are now generated from faster growing software and services solutions (approximately 70% of revenues). Conversely, the proportion of revenues associated with its print and online business has decreased over the same period.

Results by line of business were:

•      Professional revenues from accounting firms increased 11%, all from existing businesses, in both the third quarter and nine-month period primarily from the CS Professional Suite and Enterprise Suite solutions for accounting firms;

•     Knowledge Solutions revenues increased 6% (partly timing-related) and 3%, all from existing businesses, in the third quarter and nine-month period, respectively;

•      Corporate revenues increased 9%, primarily from existing businesses, in the third quarter and 12% (10% from existing businesses) in the nine-month period, primarily from ONESOURCE software and services and strong growth in solutions revenues in Latin America; and

•      Government revenues, which represent a relatively small revenue base, decreased 9% and 22% in the third quarter and nine-month period, respectively, which reflected timing of revenues associated with certain contracts. Revenues for the Government business are less predictable in nature, and growth rates can vary significantly from quarter to quarter.

THIRD QUARTER 2015 REVENUES BY LINE OF BUSINESS

In the third quarter, EBITDA, segment operating profit and the related margins increased due to higher revenues, partly offset by investments in growth businesses. Foreign exchange benefited EBITDA and segment operating profit margins by 70bp and 80bp, respectively, compared to the prior-year period. In the nine-month period, EBITDA increased as higher revenues more than offset the impact of investments in growth businesses and higher compensation expense due to the timing of the company’s annual salary increase, which occurred in the second quarter of this year compared to the third quarter of last year. The EBITDA margin was unchanged reflecting higher expenses. The increases in segment operating profit and the related margin also benefited from lower depreciation and amortization expense. Foreign exchange benefited both EBITDA and segment operating profit margins by 80bp and 90bp respectively, compared to the prior-year period.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Intellectual Property & Science

	THREE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	246	248	2%	-	2%	(3%)	(1%)
EBITDA	76	76					-
EBITDA margin	30.9%	30.6%					30bp
Segment operating profit	53	54					(2%)
Segment operating profit margin	21.5%	21.8%					(30)bp

	NINE MONTHS ENDED SEPTEMBER 30,		PERCENTAGE CHANGE:
(millions of U.S. dollars, except margins)	2015	2014	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	731	742	1%	-	1%	(2%)	(1%)
EBITDA	217	233					(7%)
EBITDA margin	29.7%	31.4%					(170)bp
Segment operating profit	149	167					(11%)
Segment operating profit margin	20.4%	22.5%					(210)bp

In both periods, revenues increased on a constant currency basis, all from existing businesses, as growth in recurring revenues was partly offset by a decline in transactional revenues. We believe a portion of the decline in transaction revenues is due to the appreciation of the U.S. dollar. As transactions are U.S. dollar denominated, these discretionary purchases have become significantly more expensive for customers outside the United States.

Results by type were:

•      Recurring revenues increased 4% in the third quarter and in the nine-month period as growth from the MarkMonitor online brand protection solution and Web of Science subscriptions was partly offset by softness in Innovation and Asset Management revenues; and

•      Transactional revenues decreased 7% and 9% in the third quarter and nine-month period, respectively, due to lower sales within the Government and Academia and Intellectual Property businesses, partly offset by higher revenues from the Techstreet product.

THIRD QUARTER 2015 REVENUES BY TYPE

In the third quarter, EBITDA was unchanged and the related margin increased. In constant currency, both EBITDA and the related margin declined due to higher expenses and a lower margin revenue mix. In the nine-month period, EBITDA and the related margin decreased primarily due to a lower margin revenue mix and higher expenses, which included higher compensation expense due to the timing of the company’s annual salary increase, which occurred in the second quarter of this year compared to the third quarter of last year. In both periods, the declines in segment operating profit and related margins included higher depreciation and amortization expense. Foreign exchange benefited EBITDA and segment operating profit margin by 120bp and 90bp, respectively, in the third quarter, and by 80bp and 90bp, respectively, in the nine-month period compared to the prior-year periods.

Quarterly revenue growth for Intellectual Property & Science can be uneven due to the impact of large sales in the Government and Academia business. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year revenues and margins are more reflective of the segment’s performance.

Corporate & Other

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Revenues – Reuters News	74	79	222	240

Reuters News	(1)	(3)	(6)	1
Core corporate expenses	(73)	(70)	(213)	(209)
Total	(74)	(73)	(219)	(208)

In both periods, revenues from our Reuters News business declined due to unfavorable foreign currency.

Core corporate expenses were slightly higher in the third quarter and nine-month period.

LIQUIDITY AND CAPITAL RESOURCES

Our capital strategy is aligned with our business strategy to drive revenue growth from existing businesses, achieve savings from our efficiency initiatives, and reinvest in our growth businesses.

Our disciplined capital management strategy remains focused on:

•	Growing free cash flow and balancing cash generated between reinvestment in the business and returns to shareholders; and
•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.5 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Cash flow

Summary of consolidated statement of cash flow

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	$ CHANGE	2015	2014	$ CHANGE
Net cash provided by operating activities	665	585	80	1,833	1,574	259
Net cash used in investing activities	(217)	(252)	35	(680)	(848)	168
Net cash (used in) provided by in financing activities	(857)	648	(1,505)	(1,444)	(361)	(1,083)
(Decrease) increase in cash and bank overdrafts	(409)	981	(1,390)	(291)	365	(656)
Translation adjustments	(10)	(17)	7	(19)	(14)	(5)
Cash and bank overdrafts at beginning of period	1,124	699	425	1,015	1,312	(297)
Cash and bank overdrafts at end of period	705	1,663	(958)	705	1,663	(958)
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	710	1,686	(976)	710	1,686	(976)
Bank overdrafts	(5)	(23)	18	(5)	(23)	18

Operating activities. Net cash provided by operating activities increased in both periods, benefiting from significantly lower severance payments associated with our earlier efficiency initiatives. The third quarter also reflected higher adjusted EBITDA, while the nine-month period included favorable movements in working capital, partly offset by higher tax payments and lower adjusted EBITDA.

Investing activities. Net cash used in investing activities decreased in both periods. The decrease in the third quarter was primarily due to lower capital expenditures and reduced acquisition spending. The decrease in the nine-month period was due to reduced acquisition spending and the 2015 proceeds from the sale of our Lipper Services business, partly offset by higher capital expenditures. In the nine-month period of 2014, our acquisition spending included Dominio Sistemas, a Brazilian provider of accounting and software solutions to accounting firms.

Financing activities. The increase in net cash used in financing activities in both periods reflected higher share repurchases and long-term debt activity. In 2015, we repaid $0.6 billion principal amount (after swaps) of debt obligations at maturity. In 2014, we received $1.0 billion of net proceeds from new debt issuances. Additionally, the nine-month period of 2014 included a contribution from the non-controlling interests of Tradeweb of $120 million in exchange for additional shares. This contribution is reflected within “Other financing activities” in the consolidated statement of cash flow. The increases in net cash used in financing activities in both periods were partly offset by commercial paper borrowings.

We returned $0.8 billion (2014 – $0.4 billion) and $2.0 billion (2014 – $1.5 billion) to our shareholders through dividends and share repurchases in the third quarter and nine-month period, respectively. Despite the increase in share repurchases, we expect to remain within our stated leverage target ratio of net debt to EBITDA(1) of 2.5:1.

(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Other Businesses.

Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding to balance the timing of dividend payments, debt repayments, share repurchases, and completed acquisitions. Issuances of commercial paper reached a peak of $1.1 billion during the nine-month period of 2015, all of which remained outstanding at September 30, 2015.

•	Credit facility. We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings under the credit facility during the nine-month period of 2015.

We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2015.

•	Debt shelf prospectus. We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2016. As of September 30, 2015, we have issued $1.5 billion principal amount of debt securities under the prospectus.

•	Long-term debt. The following table provides information regarding notes that we issued and repaid in the nine months ended September 30, 2015 and 2014:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
September 2014	1.65% Notes due 2017	US$550
September 2014	3.85% Notes due 2024	US$450
Notes repaid
July 2015	5.70% Notes due 2015	C$600

We used the net proceeds of the September 2014 debt issuances for general corporate purposes, including debt repayments and share repurchases. In July 2015, we repaid C$600 million ($593 million after swaps) of notes upon their maturity, principally from cash on hand.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	MOODY’S	STANDARD & POOR’S	DBRS LIMITED	FITCH
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. In February 2015, we announced a $0.02 per share increase in the annualized dividend rate to $1.34 per common share. Dividends paid on our common shares were as follows for the periods presented:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Dividends declared	261	266	789	802
Dividends reinvested	(8)	(8)	(24)	(24)
Dividends paid	253	258	765	778

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In July 2014, we announced a plan to repurchase up to $1.0 billion of our common shares by the end of 2015. We completed these repurchases in the second quarter of 2015.

In May 2015, we renewed our current normal course issuer bid (NCIB) for an additional 12 months and we announced a new plan to repurchase up to an additional $1.0 billion of our common shares by the end of 2016. We now expect to complete this program in the first half of 2016.

Under the renewed NCIB, we may repurchase up to 30 million common shares between May 28, 2015 and May 27, 2016 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases pursuant to three issuer bid exemption orders granted in August 2015 by the Ontario Securities Commission permitting us to make private agreement purchases for up to 10 million shares under our NCIB. In the third quarter of 2015, we privately repurchased approximately 7 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2015	2014	2015	2014
Share repurchases (millions of U.S. dollars)	554	109	1,250	726
Shares repurchased (millions)	14.4	2.9	31.7	20.5
Share repurchases – average price per share	$38.60	$37.24	$39.48	$35.46

Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such plans with our broker on September 30, 2015 and on December 31, 2014. As a result, we recorded a $20 million liability in “Other financial liabilities” within current liabilities at September 30, 2015 ($115 million at December 31, 2014) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods. The liability recorded on December 31, 2014 was settled in the first quarter of 2015.

Free cash flow

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Net cash provided by operating activities	665	585	1,833	1,574
Capital expenditures, less proceeds from disposals	(217)	(231)	(743)	(704)
Other investing activities	2	5	5	7
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Free cash flow	449	358	1,093	875
Remove: Other Businesses	-	(2)	-	(1)
Free cash flow from ongoing businesses	449	356	1,093	874

Free cash flow and free cash flow from ongoing businesses increased in the third quarter and nine-month period primarily due to higher cash from operating activities. Capital expenditures were slightly lower in the third quarter, but higher in the nine-month period.

Financial position

Our total assets were $29.0 billion at September 30, 2015, a decrease of $1.5 billion compared to December 31, 2014. The decrease was primarily due to changes in foreign currency, depreciation of fixed assets, and amortization of computer software and other identifiable intangible assets. These decreases were partially offset by capital expenditures.

As of September 30, 2015, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets primarily because current liabilities include deferred revenue, which arises from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as at September 30, 2015 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Additionally, as of September 30, 2015, our current liabilities increased due to commercial paper borrowings. As previously stated in this “Liquidity and Capital Resources” section, we believe our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Net debt(1)

	SEPTEMBER 30,	DECEMBER 31,
(millions of U.S. dollars)	2015	2014
Current indebtedness	1,619	534
Long-term indebtedness	6,874	7,576
Total debt	8,493	8,110
Swaps	351	207
Total debt after swaps	8,844	8,317
Remove fair value adjustments for hedges(2)	(2)	6
Total debt after currency hedging arrangements	8,842	8,323
Remove transaction costs and discounts included in the carrying value of debt	70	78
Less: cash and cash equivalents(3)	(710)	(1,018)
Net debt	8,202	7,383

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Includes cash and cash equivalents of $107 million and $105 million at September 30, 2015 and December 31, 2014, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturity occurs in May 2016. At September 30, 2015, the average maturity of our term debt was approximately nine years at an average interest rate (after swaps) of less than 5%.

Additional information

•	We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements; and
•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2014 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2015.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2014 annual report, which contains further information on risks related to tax matters.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2015 that was first communicated in February.

Our outlook assumes constant currency rates relative to 2014 with no further acquisitions or divestitures.

In light of recent increased volatility in the foreign exchange markets, currency is likely to have a higher than usual impact on our results in 2015. Consistent with prior years, our guidance is provided before currency. The following table sets forth our current 2015 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

REVENUE GROWTH FROM EXISTING BUSINESSES (ORGANIC) EXPECTED TO BE POSITIVE
Material assumptions	Material risks

•      Gross domestic product (GDP) growth in most of the countries where we operate

•      Continued increase in the number of professionals around the world and their demand for high quality information and services

•      The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

•      Positive net sales performance in our Financial & Risk segment

•      Lower price realization from the migration of Financial & Risk customers to its unified platform

•      A continued decline in our U.S. print revenues

•      Uneven economic growth, recession or volatile currency movements across the markets we serve may result in reduced spending levels by our customers

•      Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

•     Implementation of regulatory reform around the world, including financial services laws, may limit business opportunities for our customers, lowering their demand for our products and services

•     Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

•     Competitive pricing actions could impact our revenues

•     Lower price realization from the migration of Financial & Risk customers to its unified platform could be more severe or last longer than expected

•     Global market conditions could depress transaction volumes in our Financial & Risk business

ADJUSTED EBITDA MARGIN EXPECTED TO BE BETWEEN 27.5% and 28.5%
Material assumptions	Material risks

•     Revenue growth from existing businesses (organic) expected to be positive

•      Business mix continues to shift to higher growth, but lower margin offerings

•      Execution of continued efficiency initiatives

•      Migration of key products and platforms in Financial & Risk

•     Refer to the risks above related to the revenue outlook

•      Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses could be higher than expected

•      The costs of required investments exceed expectations or actual returns are below expectations

•      Acquisition and disposal activity may dilute margins

•      Customer migrations to upgraded platforms are delayed or do not provide the expected savings

•      Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

•      Investments in growth markets could be higher than expected

•      Volatility in foreign exchange markets could have a higher than usual impact on margins

UNDERLYING OPERATING PROFIT MARGIN EXPECTED TO BE BETWEEN 18.5% AND 19.5%
Material assumptions	Material risks

•      Adjusted EBITDA margin expected to be between 27.5% and 28.5%

•      Depreciation and software amortization expense expected to be approximately 9% of revenues

•      Capital expenditures expected to be approximately 8% of revenues

•      Refer to the risks above related to adjusted EBITDA margin outlook

•      Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

•      Obsolescence of technology may require accelerated amortization or impairment of certain assets

FREE CASH FLOW IS EXPECTED TO BE BETWEEN $1,550 MILLION AND $1,750 MILLION
Material assumptions	Material risks

•     Revenue growth from existing businesses (organic) expected to be positive

•      Adjusted EBITDA margin expected to be between 27.5% and 28.5%

•      Capital expenditures expected to be approximately 8% of revenues

•     Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

•     Capital expenditures may be higher than currently expected resulting in higher cash outflows

•     The timing and amount of tax payments to governments may differ from our expectations

Additionally, in 2015, we expect interest expense to be between $435 million and $465 million. We expect our 2015 effective tax rate (as a percentage of post-amortization adjusted earnings) to be between 14.5% and 16.5%, assuming no material changes to us from current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of October 22, 2015, Woodbridge beneficially owned approximately 59% of our shares. There were no new significant related party transactions during the nine months ended September 30, 2015. Please refer to the “Related Party Transactions” section of our 2014 annual management’s discussion and analysis, which is contained in our 2014 annual report, as well as note 30 of our 2014 annual consolidated financial statements for information regarding related party transactions.

SUBSEQUENT EVENTS

There were no material events occurring after September 30, 2015 through the date of this management’s discussion and analysis.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2014 annual management’s discussion and analysis, which is contained in our 2014 annual report, as well as note 2 of our consolidated interim financial statements for the nine months ended September 30, 2015, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2014 annual management’s discussion and analysis, which is contained in our 2014 annual report, for additional information. Since the date of our 2014 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

•	A multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.
•	Automation of manual processes and updating workflows associated with intercompany revenue and cost allocation.

These initiatives are being implemented in phases and therefore the nature and extent of activity will vary by quarter. We modify the design and documentation of the related internal control processes and procedures as part of our phased approach.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2015 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of October 22, 2015, we had outstanding 767,726,728 common shares, 6,000,000 Series II preference shares, 9,042,917 stock options and a total of 7,353,385 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2014 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about 2015 expectations in the “Overview” and “Outlook” sections, our expectations for the Financial & Risk segment about Recoveries revenues, EBITDA margin, the migration of customers to new products and platforms, and cost savings resulting from the upgrade to new networks; revenue growth and EBITDA margin for our Legal segment; and our ratio of net debt to EBITDA and future share repurchases. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2014 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2015. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

Non-IFRS financial measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION
Revenues from ongoing businesses
Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)

Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.

Revenues
Underlying operating profit and underlying operating profit margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings (loss) from continuing operations(1)
Adjusted EBITDA less capital expenditures and adjusted EBITDA less capital expenditures margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings (loss) from continuing operations(1)

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION
Adjusted earnings and adjusted earnings per share

Earnings (loss) attributable to common shareholders and per share:

•      excluding the pre-tax impacts of amortization of other identifiable intangible assets; and

•     the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

•      We also deduct dividends declared on preference shares; and

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings (loss) attributable to common shareholders and earnings (loss) per share attributable to common shareholders amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.

This measure is calculated using diluted weighted-average shares.

We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year tax expense or on cash taxes paid.

(1)	Net earnings when there are no earnings from discontinued operations.

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow
Net cash provided by operating activities, and other investing activities, less capital expenditures and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses
Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other Businesses”.	Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.	Net cash provided by operating activities

Non-IFRS financial measures, excluding the effects of foreign currency

Given the increased volatility recently experienced in the foreign exchange markets, currency has had a significant impact on our results for the three and nine months ended September 30, 2015. We believe analysis of our results excluding the effects of foreign currency improves comparability. Accordingly, we have supplemented our analysis with the following non-IFRS measures:

Changes in adjusted EBITDA and the related margin at constant currency (before currency or changes in adjusted EBITDA and the related margin excluding the effects of foreign currency)

Adjusted EBITDA and adjusted EBITDA margin applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency adjusted EBITDA using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.	Earnings (loss) from continuing operations(1)

HOW WE DEFINE IT	WHY WE USE IT AND WHY IT IS USEFUL TO INVESTORS	MOST DIRECTLY COMPARABLE IFRS MEASURE / RECONCILIATION

Changes in underlying operating profit and the related margin at constant currency (before currency or changes in underlying operating profit and the related margin excluding the effects of foreign currency)

Underlying operating profit and underlying operating profit margin applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency underlying operating profit using the same foreign currency exchange rate.

	Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.	Operating profit
Changes in adjusted earnings per share (adjusted EPS) at constant currency (before currency or changes in adjusted EPS excluding the effects of foreign currency)

Adjusted EPS applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency adjusted EPS using the same foreign currency exchange rate.

	Provides a more comparable basis to analyze earnings, without distortion from the effect of foreign currency movements during the period.	Earnings (loss) per share attributable to common shareholders

(1)	Net earnings when there are no earnings from discontinued operations.

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure, for the three and nine months ended September 30, 2015 and 2014.

Reconciliation of net earnings to adjusted EBITDA and adjusted EBITDA less capital expenditures

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
(millions of U.S. dollars, except margins)	2015	2014	CHANGE	2015	2014	CHANGE
Net earnings	293	250	17%	894	802	11%
Adjustments to remove:
Tax expense	11	26		53	53
Other finance costs (income)	14	82		(23)	25
Net interest expense	102	110		314	329
Amortization of other identifiable intangible assets	144	160		440	488
Amortization of computer software	186	195		572	586
Depreciation	87	97		269	294
EBITDA	837	920		2,519	2,577
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	(2)		(7)	(3)
Other operating losses (gains), net	10	(9)		(13)	(4)
Fair value adjustments	(8)	(88)		(2)	(53)
EBITDA from Other Businesses	-	1		-	2
Adjusted EBITDA	838	822	2%	2,497	2,519	(1%)
Deduct: Capital expenditures, less proceeds from disposals (excluding Other Businesses)	217	231		743	704
Adjusted EBITDA less capital expenditures	621	591	5%	1,754	1,815	(3%)
Adjusted EBITDA margin	28.1%	26.5%	160bp	27.6%	26.8%	80bp
Adjusted EBITDA less capital expenditures margin	20.8%	19.0%	180bp	19.4%	19.3%	10bp

Reconciliation of underlying operating profit to adjusted EBITDA by segment

	THREE MONTHS ENDED SEPTEMBER 30, 2015			THREE MONTHS ENDED SEPTEMBER 30, 2014
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	271	149	420	252	156	408
Legal	265	60	325	254	70	324
Tax & Accounting	50	29	79	43	29	72
Intellectual Property & Science	53	23	76	54	22	76
Corporate & Other (includes Reuters News)	(74)	12	(62)	(73)	15	(58)
Total	565	273	838	530	292	822

**	Excludes Other Businesses.

Reconciliation of underlying operating profit to adjusted EBITDA by segment (continued)

	NINE MONTHS ENDED SEPTEMBER 30, 2015			NINE MONTHS ENDED SEPTEMBER 30, 2014
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	786	465	1,251	758	475	1,233
Legal	729	189	918	730	209	939
Tax & Accounting	211	84	295	192	93	285
Intellectual Property & Science	149	68	217	167	66	233
Corporate & Other (includes Reuters News)	(219)	35	(184)	(208)	37	(171)
Total	1,656	841	2,497	1,639	880	2,519

**	Excludes Other Businesses.

Reconciliation of changes in adjusted EBITDA, underlying operating profit and the related margins, and adjusted earnings per share (adjusted EPS), excluding the effects of foreign currency

THREE MONTHS ENDED SEPTEMBER 30,
			% CHANGE			BP CHANGE
(millions of U.S. dollars, except per share amounts, and margins)	2015	2014	Total	Foreign currency	Constant currency	2015 margin	2014 margin	Total	Foreign currency	Constant currency
Adjusted EBITDA	838	822	2%	(5%)	7%	28.1%	26.5%	160bp	-	160bp
Underlying operating profit	565	530	7%	(6%)	13%	19.0%	17.1%	190bp	(10)bp	200bp
Adjusted EPS	$0.52	$0.45	16%	(8%)	24%	n/a	n/a	n/a	n/a	n/a

NINE MONTHS ENDED SEPTEMBER 30,
			% CHANGE			BP CHANGE
(millions of U.S. dollars, except per share amounts, and margins)	2015	2014	Total	Foreign currency	Constant currency	2015 margin	2014 margin	Total	Foreign currency	Constant currency
Adjusted EBITDA	2,497	2,519	(1%)	(6%)	5%	27.6%	26.8%	80bp	-	80bp
Underlying operating profit	1,656	1,639	1%	(7%)	8%	18.3%	17.4%	90bp	(30)bp	120bp
Adjusted EPS	$1.48	$1.41	5%	(11%)	16%	n/a	n/a	n/a	n/a	n/a

APPENDIX C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	QUARTER ENDED MARCH 31,		QUARTER ENDED JUNE 30,		QUARTER ENDED SEPTEMBER 30,		QUARTER ENDED DECEMBER 31,
(millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014	2015	2014	2014	2013
Revenues	3,044	3,130	3,038	3,159	2,979	3,107	3,211	3,278
Operating profit	407	359	405	381	419	466	1,339	213
Earnings (loss) from continuing operations	320	292	281	260	293	250	1,157	(347)
Earnings from discontinued operations, net of tax	-	-	-	-	-	-	-	4
Net earnings (loss)	320	292	281	260	293	250	1,157	(343)
Earnings (loss) attributable to common shareholders	305	282	262	249	280	231	1,147	(351)
Dividends declared on preference shares	(1)	(1)	-	-	(1)	(1)	(1)	(1)
Basic earnings (loss) per share
From continuing operations	$0.38	$0.34	$0.33	$0.31	$0.36	$0.29	$1.43	($0.43)
From discontinued operations	-	-	-	-	-	-	-	-
	$0.38	$0.34	$0.33	$0.31	$0.36	$0.29	$1.43	($0.43)
Diluted earnings (loss) per share
From continuing operations	$0.38	$0.34	$0.33	$0.31	$0.36	$0.28	$1.43	($0.43)
From discontinued operations	-	-	-	-	-	-	-	-
	$0.38	$0.34	$0.33	$0.31	$0.36	$0.28	$1.43	($0.43)

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by the timing of certain product migrations we are in the process of executing, as well as by volatile foreign currency exchange rates, as we have recently experienced. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Revenues – In all periods, the revenue declines were attributable to the negative impact of foreign currency.

On a constant currency basis, revenues for all quarters grew by low single digits driven by strong combined growth from our Legal, Tax & Accounting and Intellectual Property & Science segments. Revenue performance over these periods also reflected challenges in our Financial & Risk segment, including an overall difficult economic environment. However, Financial & Risk’s revenue performance has improved since the fourth quarter of 2014, which was the last quarter revenues declined. Financial & Risk’s revenues were essentially unchanged in the first and third quarters of 2015, and grew slightly in the second quarter of 2015. Acquisitions did not have a meaningful impact on revenue performance over the last four quarters due to our increased focus on growing revenues from existing businesses.

Operating profit – Operating profit decreased in the third quarter of 2015 primarily due to lower favorable currency-related fair value adjustments. The significant increase in operating profit in the fourth quarter of 2014 was primarily due to a $931 million gain from the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that had been considered permanent. This transaction was part of our plan to reduce the number of subsidiaries in our legal organizational structure, which is one of our simplification program initiatives.

Net earnings (loss) – Net earnings increased in the first and second quarters of 2015 reflecting higher operating profit in both periods. Net earnings increased in the third quarter of 2015 as lower operating profit was more than offset by lower net financing costs and income tax expense. Net earnings in the fourth quarter of 2014 compared to a net loss in the fourth quarter of 2013. The increase was due to higher operating profit, and a 2013 income tax charge of $425 million associated with the consolidation of the ownership and management of our technology and content assets, an initiative which was part of our simplification program.